UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Eneti Inc.

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

Y2294C107

(CUSIP Number)

Peter Niklai
Managing Director

INCJ, Ltd.
7th Floor, Tokyo Toranomon Global Square 1-3-1, Toranomon, Minato-ku,

Tokyo 105-0001, Japan

+81-3-5532-7110

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 12, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y2294C107	13D	Page 2 of 13 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) INCJ, Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 3,692,320
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 3,692,320
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,692,320
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3% (1)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1)	The calculation of this percentage is based on an aggregate 39,741,204 Common Shares outstanding as of April 11, 2022.

CUSIP No. Y2294C107	13D	Page 3 of 13 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) INCJ SJ Investment Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 3,692,320
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 3,692,320
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,692,320
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3% (1)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1)	The calculation of this percentage is based on an aggregate 39,741,204 Common Shares outstanding as of April 11, 2022.

Item 1.	Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the common shares, par value $0.01 per share (the “Common Shares”), of Eneti Inc., a corporation organized under the laws of the Republic of the Marshall Islands (the “Company”). The principal executive offices of the Company are located at 9, Boulevard Charles III, MC 98000, Monaco.

Item 2.	Identity and Background

(a)-(c), (f)

This statement on Schedule 13D is being filed by:

(i)	INCJ, Ltd., a Japanese corporation (“INCJ”). INCJ’s business and principal office address is 7th Floor, Tokyo Toranomon Global Square 1-3-1, Toranomon, Minato-ku, Tokyo 105-0001, Japan.

(ii)	INCJ SJ Investment Limited, a private limited company organized under the laws of England and Wales (“INCJ SJ”). INCJ SJ’s business and principal office address is 1 Chamberlain Square Cs, Birmingham, United Kingdom, B3 3AX.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is a party to the Joint Filing Agreement as further described in Item 6 below. The Reporting Persons had previously reported their beneficial ownership of Common Shares in a joint filing on Schedule 13D, as amended and supplemented (the “Original 13D”), filed on August 23, 2021 by the Reporting Persons, Marubeni Corporation (“Marubeni”), Marubeni Offshare Power Limited (“Marubeni Offshore”), Mitsui O.S.K. Lines, Ltd. (“MOL”), and MOL Offshore Energy Limited (“MOL Offshore”). The Reporting Persons have now elected to report their beneficial ownership on this Schedule 13D as a result of the termination of INCJ’s participation in the Shareholders’ Agreement (as defined in the Original 13D). By virtue of the termination of INCJ’s participation in the Shareholders’ Agreement, the Reporting Persons no longer constitute a “group” with Marubeni, Marubeni Offshore, MOL, and MOL Offshore within the meaning of Section 13(d)(3) of the Act.

INCJ is a member of a public-private partnership between the Japanese government and major Japanese corporations, that provides capital and managerial support to boost the competitiveness of Japanese firms and create next-generation businesses in promising new technologies. The principal business of INCJ is to invest and assist in the development of various businesses.

The principal business of INCJ SJ is to invest and hold the investment in the Company.

The identity, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and the citizenship of the executive officers, directors and controlling persons of each Reporting Person is set forth on Schedule A hereto, which is incorporated herein by reference.

(d), (e)

During the last five (5) years none of the Reporting Persons or, to the best of their knowledge, none of the other persons set forth on Schedule A hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

As described in more detail in Item 6 below, as consideration for the sale by among others, INCJ SJ, of the entire share capital in Atlantis Investorco Limited to the Company pursuant to the Share Purchase Agreement (as defined in the Original 13D), the Company issued 3,692,320 Common Shares in the aggregate to INCJ SJ pursuant to the Share Purchase Agreement.

Page 4 of 13 Pages

Item 4.	Purpose of Transaction

The information set forth in Items 3, 5 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 4.

As described in more detail in Item 6 below:

(i)	At Completion (as defined in the Share Purchase Agreement), INCJ SJ received 3,465,000 Common Shares in connection with their sale of the entire issued share capital in Atlantis Investorco Limited to the Company pursuant to the Share Purchase Agreement; and

(ii)	On November 11, 2021, INCJ SJ received an additional 227,320 Common Shares pursuant to (A) clause 6 of the Share Purchase Agreement and the exercise of the Warrant; and (B) clause 7 of the Share Purchase Agreement as a result of the employment of the vessel Seajacks Scylla during the period from May 1, 2021 to October 31, 2021.

In connection with the Completion, on August 12, 2021, the Company increased the size of the Board from eight to ten members and appointed Peter Niklai and Hiroshi Tachigami to serve as a Class C and Class A Directors respectively, effective as of the same date.

On May 12, 2022, Peter Niklai resigned from his position as a Class C Director, effective as of the same date.

INCJ SJ is considering a potential sale of a portion of its stake in an orderly fashion over time, subject to applicable Rule 144 volume limitations, market conditions and other factors. Each Reporting Person otherwise intends to review its investment in the Company and the Company’s performance and market conditions periodically and to take such actions with respect to its investment as it deems appropriate in light of the circumstances existing from time to time. In the future, each Reporting Person may take actions including, among other things, communication with members of management, the Board or other shareholders of or lenders to the Company and/or other relevant parties from time to time with respect to operational, strategic, financial or governance matters, including, but not limited to, potential financings, re-financings, recapitalizations, reorganizations, mergers, acquisitions, divestitures, a sale of the Company or other corporate transactions, or otherwise working with management and the Board. Such actions could also include additional purchases of Common Shares and purchases of securities convertible or exchangeable into Common Shares, whether pursuant to one or more open-market purchase programs, through private transactions or through tender offers or otherwise. Any possible future purchases will depend on many factors, including the market price of Common Shares, the Company’s business and financial position, and general economic and market conditions. In addition, each Reporting Person may also determine to dispose of its Common Shares, in whole or in part, at any time and from time to time, subject to any legal or contractual limitations and other considerations, in each case, in open market or private transactions, block sales or otherwise. Any such decision would be based on such Reporting Person’s assessment of a number of different factors, including, without limitation, the business, prospects and affairs of the Company, the market for Common Shares, the condition of the securities markets, general economic and industry conditions, tax considerations and other opportunities available to such Reporting Person.

Other than as set forth in this Schedule 13D, the Reporting Persons have no present plans or proposals which relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.

Page 5 of 13 Pages

(a)

The calculation of percentages is based on an aggregate 39,741,204 Common Shares outstanding as of April 11, 2022.

As a result of the 3,465,000 Common Shares issued by the Company to INCJ SJ at Completion and the 227,320 Common Shares issued by the Company to INCJ SJ on November 11, 2021, INCJ and INCJ SJ may be deemed to beneficially own in the aggregate 3,692,320 Common Shares, representing 9.3% of the Common Shares outstanding.

(b)

INCJ and INCJ SJ share the power to dispose or direct the disposition of 3,692,320 Common Shares.

Except as disclosed in this Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of the other persons set forth on Schedule A hereto, has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Common Shares which it may be deemed to beneficially own.

(c)

Except as set forth in Items 3, 5 and 6 of this Schedule 13D, no other transactions in the Common Shares were effected by the Reporting Persons, nor, to the best of their knowledge, any of the other persons set forth on Schedule A hereto, during the sixty (60) days prior to the date of this Schedule 13D.

(d)

To the best knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by the Reporting Persons.

(e)

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth in Item 6 of the Original 13D is hereby incorporated by reference into this Item 6.

Share Purchase Agreement

The description of the Share Purchase Agreement in the Original 13D does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is filed as Exhibit 99.1 to this Schedule 13D and incorporated herein by reference.

Shareholders’ Agreement

The Shareholders’ Agreement section of the Original 13D is hereby supplemented by adding the following paragraph:

On May 12, 2022, Marubeni, MOL, Scorpio Services Holding Limited, the Company and INCJ reached a mutual agreement whereby INCJ’s participation in the Shareholders’ Agreement was terminated, including INCJ’s right to designate one nominee for appointment or election to the Board of Directors of the Company, and INCJ is no longer subject to the voting obligations under the Shareholders’ Agreement. In connection with the termination, Peter Niklai resigned from his position as a Class C Director, effective as of the same date.

Page 6 of 13 Pages

The foregoing description of the Shareholders’ Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement filed as Exhibit 99.2 to this Schedule 13D and incorporated herein by reference.

Registration Rights Agreement

The description of the Registration Rights Agreement (as defined in the Original 13D) in the Original 13D does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement filed as an Exhibit 99.3 to this Schedule 13D and incorporated herein by reference.

Warrant

The description of the Warrant in the Original 13D does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement filed as an Exhibit 99.4 to this Schedule 13D and incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.
Exhibit No.	Description
99.1

Share Purchase Agreement, dated as of August 5, 2021, by and between Marubeni Offshore Power Limited, INCJ SJ Investment Limited, MOL Offshore Energy Limited, Marubeni Corporation, INCJ, Ltd., Mitsui O.S.K. Lines, Ltd., Eneti (Bermuda) Limited, Eneti Inc., Atlantis Investorco Limited, and Atlantis Midco Limited (incorporated by reference to the Exhibit to the Company’s Form 6-K submitted to the SEC on August 12, 2021 (File No. 001-36231)).

99.2

Shareholders’ Agreement, dated as of August 12, 2021, by and between Eneti Inc., Marubeni Corporation, INCJ, Ltd., Mitsui O.S.K. Lines, Ltd., and Scorpio Services Holding Limited (incorporated by reference to Exhibit 99.2 to the Original 13D submitted to the SEC on August 23, 2021 (File No. 005-87971)).

99.3

Registration Rights Agreement, dated as of August 12, 2021, by and between Eneti Inc., Marubeni Offshore Power Limited, INCJ SJ Investment Limited, and MOL Offshore Energy Limited (incorporated by reference to Exhibit 99.3 to the Original 13D submitted to the SEC on August 23, 2021 (File No. 005-87971)).

99.4

Warrant, dated as of August 12, 2021, issued by Eneti Inc. to Marubeni Corporation, INCJ, Ltd., and Mitsui O.S.K. Lines, Ltd (incorporated by reference to Exhibit 99.4 to the Original 13D submitted to the SEC on August 23, 2021 (File No. 005-87971)).

99.5	Joint Filing Agreement.⁎
⁎ Filed herewith.

Page 7 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 13, 2022

INCJ, LTD.

By:	/s/ Peter Niklai
Name:	Peter Niklai
Title:	Managing Director

INCJ SJ INVESTMENT LIMITED

By:	/s/ Peter Niklai
Name:	Peter Niklai
Title:	Director

[Signature page to Schedule 13D]

SCHEDULE A

Information Concerning Executive Officers and Directors of INCJ

Executive Officers
Name and Business Address	Present Position	Citizenship
Toshiyuki Shiga Tokyo Toranomon Global Square, 1-3-1, Toranomon, Minato-ku, Tokyo 105-0001, Japan	Chairman and Chief Executive Officer	Japan
Mikihide Katsumata Tokyo Toranomon Global Square, 1-3-1, Toranomon, Minato-ku, Tokyo 105-0001, Japan	President and Chief Operating Officer	Japan
Nobuyuki Higashi Tokyo Toranomon Global Square, 1-3-1, Toranomon, Minato-ku, Tokyo 105-0001, Japan	Senior Executive Managing Director	Japan
Koichi Ashida Tokyo Toranomon Global Square, 1-3-1, Toranomon, Minato-ku, Tokyo 105-0001, Japan	Executive Managing Director	Japan
Shinji Oshige Tokyo Toranomon Global Square, 1-3-1, Toranomon, Minato-ku, Tokyo 105-0001, Japan	Executive Managing Director	Japan

Directors
Name and Business Address	Present Position/Present Principal Occupation or Employment	Citizenship
Tetsuro Toyoda Tokyo Toranomon Global Square, 1-3-1, Toranomon, Minato-ku, Tokyo 105-0001, Japan	Director	Japan
Satoshi Ouchi Tokyo Toranomon Global Square, 1-3-1, Toranomon, Minato-ku, Tokyo 105-0001, Japan	Director	Japan
Takuya Fukumoto Tokyo Toranomon Global Square, 1-3-1, Toranomon, Minato-ku, Tokyo 105-0001, Japan	Director	Japan
Akio Mimura Nippon Steel Corporation 6-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo, Japan	External Director, Senior Advisor, Honorary Chairperson	Japan

Hideko Kunii Shibaura Institute of Technology 3-9-14 Shibaura, Minato-ku, Tokyo, Japan	External Director, Visiting Professor	Japan
Hajime Tanahashi Mori Hamada & Matsumoto 6-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo, Japan	External Director, Partner	Japan
Tetsuo Noda Japanese Foundation for Cancer Research 3-8-31 Ariake, Koto-ku, Tokyo, Japan	External Director, Representative Director	Japan
Takashi Muraoka Industrial Growth Platform, Inc. 1-9-2 Marunouchi, Chiyoda-ku, Tokyo, Japan	External Director, Chief Executive Officer	Japan

Information Concerning Executive Officers and Directors of INCJ SJ

Executive Officers
Name and Business Address	Present Position	Citizenship
N/A

Directors
Name and Business Address	Present Position/Present Principal Occupation or Employment	Citizenship
Peter Niklai Tokyo Toranomon Global Square 7F, 1-3-1 Toranomon, Minato-ku, Tokyo 105-0001, Japan	Director	Hungary
Hironori Taiko Tokyo Toranomon Global Square 7F, 1-3-1 Toranomon, Minato-ku, Tokyo 105-0001, Japan	Director	Japan
Tetsuro Toyoda Tokyo Toranomon Global Square 7F, 1-3-1 Toranomon, Minato-ku, Tokyo 105-0001, Japan	Director	Japan